[SIMPSON THACHER & BARTLETT LLP LETTERHEAD]

April 25, 2018

VIA COURIER AND EDGAR

Re:	CorePoint Lodging Inc.
Amend No. 2 to Registration Statement on Form 10
Filed April 3, 2018
File No. 001-38168

Coy Garrison, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Garrison:

On behalf of CorePoint Lodging Inc. (“CorePoint Lodging”), we hereby transmit via EDGAR for filing with the U.S. Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the above-referenced Registration Statement on Form 10 (the “Registration Statement”), marked to show changes from Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Registration Statement as filed on April 3, 2018. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission and to reflect certain other changes.

SECURITIES AND EXCHANGE COMMISSION	2	April 25, 2018

In addition, we are providing the following responses to the Staff’s comments set forth in your letter, dated April 20, 2018, regarding Amendment No. 2. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. The responses and information described below are based upon information provided to us by CorePoint Lodging. Capitalized terms used herein that are not otherwise defined shall have the meanings assigned to such terms in Amendment No. 3.

Unaudited Pro Forma Consolidated Financial Statements, pages 96 to 105

1.	We note you have recorded an adjustment to accumulated deficit of $568,276,000. Please revise your filing to disclose the items that comprise this amount.

CorePoint Lodging has revised the disclosure in adjustment (n) on page 107 to disclose the items that comprise the $568,276,000 adjustment to accumulated deficit.

2.	We note your adjustment (d) and that the amount of general and administrative expenses allocated to discontinued operations is reduced by intercompany fees. You have disclosed that these intercompany fees were eliminated in consolidation; therefore, it appears that such intercompany fees were not previously included in the Historical Consolidated Balance of general and administrative expenses. Please tell us how you determined it was not necessary to allocate the full amount of general and administrative expenses directly attributable to the management and franchising business that were included the Historical Consolidated Balance of general and administrative expenses. In this regard, it would appear that the column for intercompany fees should reflect the general and administrative expenses that have been eliminated in consolidation. Please advise or revise.

CorePoint Lodging has revised the presentation of discontinued operations and intercompany fees in the pro forma statements of operations and the disclosure in adjustment (d) on page 105 in order to reflect general and administrative expenses that have been eliminated in consolidation separately under the Intercompany Fees column.

3.	We note you have an adjustment for income tax benefit (expense) in the columns for Adjustment for Discontinued Operations, Intercompany Fees, and Financing Transactions. Please revise your filing to disclose the nature of the adjustment and how you determined the amount of the adjustment.

CorePoint Lodging has revised the presentation of discontinued operations in the pro forma statement of operations and the disclosure on page 106 to describe the nature of the adjustment noted by the Staff and to disclose how the amount of the adjustment was determined. Please refer to adjustments (i) and (j).

SECURITIES AND EXCHANGE COMMISSION	3	April 25, 2018

4.	We note LQH Historical’s 2017 income tax benefit of $111,556,000 includes $128,429,000 from the effects of the Tax Cuts and Jobs Act. Please tell us if any portion of the $128,429,000 relates to your management and franchising business. To the extent it relates to your management and franchising business, please revise your discontinued operations’ income tax benefit (expense) adjustment accordingly, or advise.

CorePoint Lodging has revised the disclosure on page 106 to describe the adjustment from the effects of the Tax Cuts and Jobs Act as it relates to the management and franchising business. The adjustment has been revised to be shown under the Adjustment for Discontinued Operations column. Please refer to adjustment (i).

5.	We note your adjustment (i). Please revise your disclosure to clarify how you derived the impact of the re-measurement of U.S. deferred tax assets and liabilities at the lower enacted corporate tax rate. In addition, revise your disclosure to clarify the purpose of this adjustment.

CorePoint Lodging has revised the disclosure on page 106 to describe the adjustment from the effects of the Tax Cuts and Jobs Act as it relates to the management and franchising business. The adjustment has been revised to be shown under the Adjustment for Discontinued Operations column. Please refer to adjustment (i).

6.	We note your adjustment (n). Please revise your filing to include an adjustment for the coupon payment to be made on the preferred stock, or tell us how you determined such an adjustment is not necessary.

CorePoint Lodging has revised the balance sheet, statement of operations and the disclosure on pages 106-107 to include the adjustment for the coupon payment. Please refer to adjustments (g) and (o).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 115

7.	Please verify your calculation of the 2017 variance related to occupancy listed as 81 bps and revise, or advise.

CorePoint Lodging respectfully advises the Staff that the 2017 versus 2016 occupancy variance shown on page 115 as 81 bps is correct. As noted in the introductory sentence to this table, as well as in footnote (1) to the table, the current period and its variance to the prior period are based on CorePoint Lodging’s

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“comparable hotels,” as defined. As noted in the definition on pages iii-iv, the composition of the comparable hotels is determined as of the last day of each reporting period, and the statistics for those specific hotels are compared to the statistics for the prior year period – i.e., a “same store” comparison. The variances shown within this table for each year are a result of this comparison. The variance for the 2016 versus 2015 period was calculated on the same basis, though by coincidence the variance also equals the mathematical variance for the occupancy statistics shown in the table.

Exclusive Forum, page 210

8.	Please add risk factor disclosure regarding the exclusive forum provision in your bylaws. Please address, without limitation, how the exclusive forum provision may impact the rights of shareholders, the reasons for adopting the exclusive forum provision, and any questions as to enforceability of the exclusive forum provision under Maryland law.

CorePoint Lodging has added risk factor disclosure on page 67 and has expanded the disclosure on pages 219-220 to explain how the exclusive forum provision may impact the rights of shareholders and the reasons for adopting the exclusive forum provision in response to the Staff’s comment. CorePoint Lodging respectfully advises the Staff that the Maryland General Corporation Law (the “MGCL”) was amended in 2017 to provide that the charter or bylaws of a Maryland corporation may include an exclusive forum provision. See MGCL Section 2-113. Accordingly, CorePoint Lodging does not believe that there any questions as to the enforceability of the exclusive forum provision under Maryland law.

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Please do not hesitate to call me at 212-455-7614 with any questions or further comments you may have regarding this submission or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Howard Efron

Jennifer Monick

Rahul K. Patel, Esq.

CorePoint Lodging Inc.

Mark M. Chloupek, Esq.